NOT FOR DISSEMINATION IN THE UNITED STATES OR
 FOR RELEASE TO U.S. NEWSWIRE SERVICES
NEWS RELEASE

Jet Metal Provides Canada Jetlines Transaction Update

July 28, 2016	(TSXV: JET)
Jet Metal Corp. (TSXV: JET) (the "Company" or "Jet Metal") is pleased to announce that further to the news releases by the Company on February 17, 2016, April 13, 2016 and June 16, 2016 Jet Metal has made significant progress in satisfying the closing conditions for the business combination of Canada Jetlines Ltd. ("Jetlines") and Jet Metal (the "Transaction").

Jet Metal held an annual general and special meeting (the "Meeting") of its shareholders on July 27, 2016 to, among other matters, seek approval for the Transaction. At the Meeting, Jet Metal shareholders approved the Transaction with 97.76% of the votes cast, in person or by proxy, voting in favour of the Transaction. All other matters that were subject to shareholder vote at the Meeting were also approved. The Company has also received conditional approval from the TSX Venture Exchange (the "Exchange") for the Transaction. All major conditions to the completion of the Transaction have now been satisfied, except for the completion of the concurrent financing.

As disclosed in the June 16, 2016 news release, Jet Metal and Jetlines have identified a foreign funding opportunity that will support the launch of Canada's first true ultra-low cost carrier ("ULCC") airline. This funding opportunity will facilitate the completion of the concurrent financing which is the last major condition to the closing of the Transaction.  However, in order to complete this investment opportunity Jet Metal and Jetlines need an exemption order that would permit up to 49% voting interests to be held by non-Canadians.

By way of background, since February, Jetlines and Jet Metal have been engaged in extensive consultation with the Government of Canada regarding an increase in the foreign ownership limit for a Canadian airline to 49%. Based on this consultation, it is clear that the Government needs more time to consult and consider a global change to the current 25% foreign ownership limit. However, as a foreign funding opportunity has been identified, Jet Metal and Jetlines determined the best path forward was to proceed with an exemption order request.

As a result, on May 16, 2016 Jet Metal and Jetlines submitted to the Honourable Marc Garneau, Minister of Transport, a request for the issuance of an exemption order pursuant to subsection 62(1) of the Canada Transportation Act. Jetlines is specifically requesting that it be exempt from the current 25% foreign voting interest limit and be permitted to have up to 49% foreign voting interests. This request was made to facilitate investment into Jetlines by international investors that specialize in investing in and supporting start-up ULCCs throughout the world.

Transport Canada confirmed the receipt of the request for an exemption order and subsequently Jetlines has been in regular dialogue with Transport Canada and the Office of the Minister of Transport through face-to-face meetings, telephone conversations and emails. As part of the review process Jetlines has submitted detailed information regarding its business plan and the specific details of the intended foreign investors.

On June 16, 2016, Transport Canada started a consultation process with stakeholders that have an interest in the matter. Stakeholders were provided with a redacted copy of the exemption order requests and were invited to provide comments to Transport Canada. The comment period ended on July 7, 2016. At the end of the comment period, Jet Metal and Jetlines were provided with copies of all the stakeholder submissions.

Jet Metal and Jetlines were extremely pleased to see that a clear majority of the submissions received in the consultation process were supportive of the request for an exemption order. Further, the submissions came from across the country, and from a variety of stakeholders ranging from airport authorities, government officials, and local chambers of commerce. This fact alone clearly demonstrates that there is significant support for the Parties' desire to launch Canada's first true ULCC, especially since it will benefit local communities across the country. These submissions emphasized, among other things, the following key points:

•	Airports and communities are un-served or under-served, resulting in reduced economic activity and a lost opportunity for job creation.
•	The issues associated with lack of direct service as a result of the hub and spoke operations of the two major Canadian legacy airlines.
•	There is room in the marketplace for a true ULCC with lower fares, with minimal impact to the legacy airlines.
•	Confirmation of the lack of existing Canadian risk capital.

After the receipt of the stakeholder submissions, Jet Metal and Jetlines were given until July 15, 2016 to provide a response to the submissions. Jet Metal and Jetlines provided a response and this response was then sent back to stakeholders for final comments with a response deadline of July 28, 2016. That will conclude the process and Transport Canada will now provide a report to the Minister of Transport. The Minister of Transport will then make a final decision on the exemption order request.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the Unites States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

The Transaction remains subject to the final approval of the Exchange and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all. Additional information as required can be found in the Jet Metal Management Information Circular dated Jun 17, 2016 and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) Jetlines' business objectives, operational timelines, operating cost expectations and investment requirements; (ii) removal of conditions relating to the completion of the Transaction; (iii) the financing of the transaction and start-up of a ULCC; (iv) the receipt of an exemption order from the Minister of Transport and (v) receipt of TSXV approval of the Transaction.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.